SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED:

August 29, 2003

COMMISSION FILE NUMBER:

01-31380

QUEST CAPITAL CORP.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

QUEST CAPITAL CORP.

Suite 900, 570 Granville Street

Vancouver, B.C., V6C 3P1

August 29, 2003

TSX: QC.A and QC.B

NEWS RELEASE

SECOND QUARTER 2003 FINANCIAL RESULTS

Vancouver, British Columbia, August 29, 2003  – Quest Capital Corp.(“Quest or Company”), formerly Viceroy Resource Corporation (“Viceroy”), announces its financial results for the second quarter ending June 30, 2003.

Highlights

•

  Completion of the Plan of Arrangement (the “Arrangement”)

  Completion of a $10 million private placement;

  Consolidation and redesignation of common shares into Class A subordinate voting shares;

  New class of Class B variable multiple voting shares (one to five votes) created;

  Distribution to pre-merger shareholders shares of two companies holding former mineral exploration assets of Viceroy; and

  Continued progress towards the reclamation and closure of the Brewery Creek and Castle Mountain mines.

Arrangement

On June 30, 2003, the Company completed the Arrangement with Quest Investment Corporation, Avatar Petroleum Inc. and Quest Management Corp. The Company also completed a private placement raising $10.0 million through the issuance of 8,333,333 units at $1.20. As a result of the Arrangement and the private placement, the Company has total assets of $92.8 million, free cash of $33.1 million, $21.9 million in bridge loans, $12.6 million in marketable securities and investments, and appropriated and restricted cash balances of $16.8 million for reclamation obligations at its Brewery Creek and Castle Mountain mine. As part of the Arrangement the Company eliminated its deficit against share capital. The Company as of June 30, 2003 had 78.4 million Class A common shares and 4.3 million Class B common shares issued and outstanding.  In addition there were 10.3 million warrants outstanding exchangeable into Class A shares with exercise prices ranging between $0.60 and $1.50.

Financial Results

The Company had total revenues of $2.0 million for the quarter ending June 30, 2003, compared to $6.4 million in the corresponding quarter in 2002. For the current quarter, the Company incurred a net loss of $0.3 million ($0.01 per share) compared to net earnings of $3.6 million ($0.12 per share) for the corresponding quarter in 2002.  For the six months ending June 30, 2003 the Company had total revenues of $4.3 million and net earnings of $0.9 million ($0.03 per share), compared to total revenues of $12.9 million and net earnings $6.1 million ($0.21 share) for the corresponding six months in 2002. The decline in revenue and earnings is principally related to a reduction in gold production at the Castle Mountain Mine.

The second quarter results include only Viceroy’s operations prior to the Arrangement.  In accordance with accounting guidelines, the reported results do not include Quest Investment Corporation’s or the other acquired companies’ results of operations for the first six months. The financial results of the merged companies will be reflected in the Company’s third quarter ending September 30, 2003.

Distribution of Equity Holdings

The Company completed in the second quarter the distribution to pre-merger shareholders approximately 80% of its holdings in Viceroy Exploration Ltd. (“ViceroyEx”), which controls the former Argentinean assets of Viceroy.  The Company currently owns 20% of ViceroyEx. ViceroyEx recently announced plans to merge with Consolidated Trillion Resources Ltd, raise additional capital, and initiate exploration at the Gualcamayo Property in Argentina.

The Company also distributed approximately 30% of SpectrumGold Inc. (“SpectrumGold”) which was a joint company controlled by Viceroy and NovaGold Resources Inc. (“Novagold”) holding certain mineral exploration assets in the Yukon and British Columbia.  SpectrumGold has raised $2.1 million, initiated exploration work in the Yukon and signed an option agreement on the Galore Creek Property in British Columbia. Subsequent to the close of the quarter, Quest sold its holdings in SpectrumGold to NovaGold.

Mining Operations

The Company continues to make significant progress towards the reclamation and closure of the Brewery Creek Mine in the Yukon and the Castle Mountain Mine in California. At Castle Mountain, the Company produced 8,763 ounces of gold for the six months ending June 30, 2003 as part of the rinse down and detoxification of the heap leach pad. Castle Mountain will continue to recover gold through 2004 as part of the detoxification of the heap leach. In April 2003, the Company resumed reclamation work at Brewery Creek. By the end of this field season the Company will have completed a majority of the reclamation work required.

Outlook

While the Company will continue to operate and shut down its mining operations, the principle focus of Quest will be to provide merchant banking services to small and mid-cap companies in North America operating in the mining, oil and gas, manufacturing, and real estate sectors. Quest’s primary business will be providing asset backed commercial bridge loans ranging in size of $0.5, million to $20.0 million to publicly listed companies.

The Company’s shares are listed on the Toronto Stock Exchange and trade under the symbol QC.A and QC.B.

For additional information, please contact:

A. Murray Sinclair, Managing Director

Michael Atkinson, Investor Relations

Tel:

(604) 689-1428

Toll free:

(800) 318-3094

Forward Looking Statement

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA OR BY US NEWSWIRE SERVICES

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as at

(expressed in thousands of Canadian dollars - Unaudited)

	June 30, 2003	December 31, 2002
ASSETS
Current Assets
Cash and cash equivalents	$ 33,087	$ 15,878
Cash appropriated for reclamation	2,041	694
Accounts receivable	1,552	908
Marketable securities	2,600	1,984
Bridge loans	21,957	150
Prepaids & other receivables	1,653	2,145
Inventories	406	563
	63,296	22,322

Appropriated and Restricted Cash	15,342	18,119
Investments	9,974	800
Resource Assets	3,389	8,928
Other Assets	412
Goodwill	430	-
Merger Costs	-	175
	$ 92,843	$ 50,344

LIABILITIES
Current Liabilities
Accounts payable	$ 4,002	$ 3,536
Deferred revenue	425	-
Current portion of provision for reclamation costs	2,098	2,140
	6,525	5,676
Provision for Reclamation Costs	10,771	13,645
	17,296	19,321
SHAREHOLDERS’ EQUITY
Share Capital	73,055	209,959
Contributed Surplus	350	-
Deficit	-	(182,697)
Currency Translation Adjustment	2,142	3,761
	75,547	31,023
	$ 92,843	$ 50,344

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings/(Loss) for the Period Ended

(expressed in thousands of Canadian dollars, except per share amounts - Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Sales	$ 1,466	$ 6,324	$ 3,452	$ 12,595
Interest and related fees	543	112	861	276
	2,009	6,436	4,313	12,871

Expenses (Income)
Cost of Sales	1,022	1,997	1,953	4,855
Depreciation and depletion	38	289	86	636
General & administrative	557	476	1,052	1,089
Exploration	73	119	195	257
Royalties	136	63	(54)	119
Other income	(53)	(23)	(84)	(73)
	1,773	2,921	3,148	6,883
Earnings before the following	236	3,515	1,165	5,989
Foreign exchange gain/(loss)	(864)	(29)	(1,192)	(84)
Write-down of marketable securities	(97)	-	(97)	-
Gain on sale of investments	-	-	714	-
Gain on disposition of resource assets	525	158	603	235
Earnings/(Loss) before Income Tax	(200)	3,644	1,193	6,139
Income Tax (Recovery) Expense	130	16	269	12
Net Earnings(Loss) for the Period	$ (330)	$ 3,628	$ 924	$ 6,127

Deficit – Beginning of Period	$ 181,443	$ 181,055	$ 182,697	$ 183,554
Net Earnings(Loss) for the Period	(330)	3,628	924	6,127
Distribution to Shareholders	5,272	-	5,272	-
Reduction of stated capital	(187,045)	-	(187,045)	-
Deficit – End of Period	$ -	$ 177,427	$ -	$ 177,427

Basic and Fully Diluted Earnings/(Loss) per Share	$ (0.01)	$ 0.12	$ 0.03	$ 0.21
Weighted Average Shares Outstanding	35,649,193	28,958,665	34,559,832	28,020,679

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows for the Period Ended

(expressed in thousands of Canadian dollars - Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,

	2003	2002	2003	2002
Operating Activities
Net Earnings/(Loss) for the period	$ (330)	$ 3,628	$ 924	$ 6,127
Items not affecting cash:
Depreciation and depletion	48	361	103	725
Gain on disposal of resource assets	(525)	(158)	(603)	(235)
Write-down of marketable securities	97		97
Gain on sale of marketable securities and investments	-		(714)
Deferred revenue recognized in the period	(168)	-	(211)	-
	(878)	3,831	(404)	6,617
Expenditures for reclamation and closure	(1,014)	(786)	(1,380)	(1,001)
Changes in non-cash working capital	(289)	(311)	1,408	360
	(2,181)	2,734	(376)	5,976
Financing Activities
Repayment of long-term debt	-	(40)	-	(40)
Net proceeds from shares issued	11,727	2,454	12,019	2,454
	11,727	2,414	12,019	2,414
Investing Activities
Increase in appropriated and restricted cash	(547)	(56)	(35)	(2,903)
Disposal of subsidiaries	(545)	-	(545)	-
Net cash acquired on the arrangement	14,600	-	14,064	-
Loans advanced	4,522	-	(6,254)
Proceeds on disposal of resource assets	196	406	196	3,104
Expenditures on resource assets	-	(140)	-	(227)
Increase in long-term investments	(510)	(518)	(660)	(518)
	17,716	(308)	6,766	(544)
Gain/(Loss )on cash held in foreign subsidiaries	312	(642)	(1,200)	(611)
Change in Cash	27,574	4,198	17,209	7,235
Cash – Beginning of Period	5,513	9,105	15,878	6,068
Cash – End of Period	$33,087	$ 13,303	$33,087	$ 13,303

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2003 and 2002 (See Note 1)

(figures in tables are expressed in thousands of Canadian dollars - Unless otherwise stated)

1)

Basis of Presentation

These consolidated interim financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the most recent annual consolidated financial statements.

On June 30, 2003, the Company completed the formal arrangement providing for a reorganization of the Company, Quest Investment Corporation (“QIC), Arapaho Capital Corp. (“Arapaho”) and Avatar Petroleum (“Avatar”) by way of a statutory plan of arrangement (the “Arrangement”).  Details of the Arrangement are fully described in Note 2.  The acquisitions are reflected in the consolidated balance sheet and the results of operations of the acquired companies will be consolidated beginning July 1, 2003.

2)

Reorganization

a)

The Company acquired all of the shares of each of Avatar, Quest Management Corp. (“QMC”) (which was a wholly owned subsidiary of Arapaho) and QIC, by way of three separate share exchanges, in exchange for shares of the Company.  Avatar and Quest have been wound-up into the Company and the Company changed its name to Quest Capital Corp from Viceroy Resource Corporation.

The Company altered its share capital to provide for subordinate voting (one vote per share) common shares (“Class A Shares”) and variable multiple voting (between one and five votes per share) common shares (“Class B Shares”).    The Company consolidated its shares on a one new for three old basis.

 Under the terms of the Arrangement:

-

holders of Avatar shares received 0.2825 Class A Share for each Avatar share and outstanding Avatar warrants were converted at the same ratio, resulting in 1,836,250 warrants being issued by the Company;

-

Arapaho as the sole holder of all of the issued shares of QMC received 863,857 Class A Shares;

-

holders of QIC Class A shares received 1.0514 Class A Shares for each QIC Class A share; and

-

holders of QIC Class B shares received 1.0514 Class B Shares for each QIC Class B share.

These acquisitions have been accounted for using the purchase method of accounting and the following is a preliminary breakdown of the net assets acquired.  Management is continuing to assess the allocation of the fair market value of the assets acquired and accordingly the figures below may change:

QIC                  QMC              Avatar                Total

Cash

$  8,516

   $    151

$   6,187

   $ 14,854

Marketable securities

1,867

-

-

1,867

Bridge loans

15,552

-

-

15,552

Investments

7,050

400

-

7,450

Prepaids and other receivables

246

151

21

418

Resource assets

232

60

-

292

Other assets

186

226

-

412

Goodwill

-

-

430

430

Accounts payable                                     (1,663)                 (104)                  (71)               (1,838)

Net Assets Acquired:                             $ 31,986             $    884            $   6,567               39,437

Consideration                                            QIC                  QMC                Avatar               Total

Number of Securities Issued:

Class A Shares

26,101,116

863,857

6,012,219

32,977,192

Class B Shares

4,276,849

-

-

4,276,849

Warrants

-

-

1,836,250

1,836,250

Deemed Value

Class A Shares @ $1.02

$ 26,574

$    884

$  6,152

$33,610

Class B Shares @ $1.02

        4,512

-

-

4,512

Warrants

-

-

350

350

Transactions Costs                                 900                       -                    65                    965

Total Consideration                            $31,986              $   884             $  6,567           $39,437

b)

As part of the Arrangement, the Company’s Argentina mineral exploration properties and cash were indirectly transferred from a wholly owned subsidiary to another wholly owned subsidiary called Viceroy Exploration Ltd. (“ViceroyEx”). The Company distributed to its pre-merger shareholders approximately 81% of the shares that it held of ViceroyEx and as a result the Company ceases to exercise control. The Company’s remaining investment in ViceroyEx has been accounted for using the cost method.  The following is a breakdown of the net assets disposed:

Cash

 $    550

Resource Assets

5,256

Accounts Payable

       (46)

Investment in ViceroyEx

5,760

Distributed to Shareholders

(4,653)

Remaining Investment

$1,107

c)

In June 2003, the Company transferred to 650399 BC Ltd cash, interests in certain properties located in British Columbia and granted an option to explore and acquire the Brewery Creek Mine in exchange for 6,000,000 shares or 50% of 650399 BC Ltd.   The assets were transferred at their estimated fair market value and a gain was recognized to the extent of the arm’s length ownership in 650399 BC Ltd.

Carrying Value of Assets Disposed:

Cash

 $   500

Mineral properties

       -

500

Consideration:

Investment 650399 BC Ltd.

1,000

Gain

$  500

d)

As part of the Arrangement, the Company’s shares of 650399 B.C. Ltd. were exchanged for shares of SpectrumGold Inc (“SpectrumGold”) on a one-for-one basis. The Company distributed to its pre-merger shareholders approximately 68% of the shares that it held of SpectrumGold and as a result the Company ceased to exercise significant influence. The Company’s remaining investment has been accounted for using the cost method.

Investment in SpectrumGold

$1,000

Distributed to Shareholders

   (619)

Remaining Investment

$  381

3)

Bridge Loans

a)

Loans are carried at the lower of cost and estimated net realizable value.  Costs include principal only.  Interest income is recorded on the accrual basis.  Accrued but uncollected interest is reversed whenever loans are placed on a non-accrual basis.  Loan administration fees are classified as deferred revenue when receivable and taken into income over the term of the loan.

b)

Loans bear interest at various rates and are typically collateralized and/or supported by guarantees.  As at June 30, 2003 loans are denominated in Canadian and United States dollars.  Of the total, $11,267,000 (US$8,361,000) is denominated in United States dollars and the remainder of $10,690,000 is denominated in Canadian dollars.  The fair value of the loans is approximately equal to their carrying value.

4)

Capital Stock (Note 2)

a)

Authorized:

250,000,000 First Preferred Shares

250,000,000 Second Preferred Shares

500,000,000 Class A Subordinate Voting Shares

500,000,000 Class B Variable Multiple Voting (One to Five Votes)

The holders of Class A Shares are entitled to one vote per share held. Holders of a Class B Share are entitled to one vote for each Class B Share held and such voting rights will increase by one additional vote per Class B Share for each 6,000,000 additional votes being any combination of Class A (Base – 70,133,597) and Class B (Base – 4,267,849) shares issued in aggregate subsequent to the Arrangement and prior to the private placement in June 2003 to a maximum of five votes.  The Class B Shares currently have two votes.

b)

Issued and Outstanding:

Number of Shares                    Amount - $

Common Shares:

Opening Balance – December 31, 2002

103,109,845

213,364

Shares in Treasury (Subsequently Cancelled)

  (2,277,600)

(3,405)

Balance - December 31, 2002

100,832,245

209,959

Issued on exercise of stock options

2,900,000

534

Issued on exercise of warrants

7,735,000

1,547

Balance Pre-Consolidation

111,467,245

212,040

3:1 Consolidation

37,155,748

212,040

Exchanged for Class A Subordinate Shares

(37,155,748)

(212,040)

Ending Balance – June 30, 2003

NIL

NIL

Class A Subordinate Shares

Opening Balance - December 31, 2002

-

                   -

Exchanged from Common Shares

37,155,748

212,040

Issued pursuant to Arrangement (Note 2)

32,977,192

33,610

Issued for cash

8,333,335

10,000

Share issue costs

(62)

Reduction of stated capital against deficit

-

(187,045)

Ending Balance – June 30, 2003

78,466,275

68,543

Class B Variable Multiple Voting Shares

Opening Balance - December 31, 2002

-

-

Issued pursuant to Arrangement (Note 2)

4,276,849

4,512

Ending Balance – June 30, 2003

4,267,849

4,512

Total

73,055

In June 2003, the Company completed a non-brokered private placement of 8,333,335 units of Class A Shares at a price of $1.20 per unit.  Each unit was comprised of one Class A share and one Class A warrant.  Each warrant is exercisable for five years at $1.50 per Class A share, subject to a reduction in the exercise period to 20 business days if the Class A shares close above $2.25 for 20 consecutive trading days commencing after December 31, 2003.   The Company received net proceeds of $9,938,000.  No value has been allocated to the warrants.

c)

Contributed Surplus:

Opening Balance -  December 31, 2002

$        -

Fair value of warrants issued pursuant to the Arrangement (Note 2)

   350

Ending Balance – June 30, 2003

$    350

d)

Warrants:

Number of

Exercise Price

Common Shares

Warrants

Per Share

Opening Balance – December 31, 2002

8,000,000

$0.20

Exercised

(7,735,000)

$0.20

Exchanged pursuant to the Arrangement

(265,000)

$0.20

Ending Balance – June 30, 2003

NIL

NIL

Number of

Exercise Price

Expiry

Class A Shares

Warrants

Per Share

Date

Opening Balance – December 31, 2002

NIL

-

Exchanged pursuant to the Arrangement

88,333

$0.60

June 13, 2004

Issued pursuant to the Arrangement

1,836,250

$1.24

December 23, 2004

Issued pursuant to private placement

8,333,335

$1.50

June 30, 2008

Ending Balance – June 30, 2003

10,257,918

e)

Stock Options:

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 7,790,000 shares of Class A.  The exercise price of each option is required to be equal to or higher than the market price of the Company’s Class A shares on the day of grant.  Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the period ended June 30, 2003, the following is the change in stock options:

Common Shares:

Class A Shares:

Opening Balance – December 31, 2002

4,115,002

-

Exercised

(2,900,000)

-

Cancelled

(160,000)

-

Expired

           (17,000)

            -

Sub-total

 1,038,002

        NIL

Exchanged per Arrangement

(1,038,002)

345,996

Ending Balance

- June 30, 2003

            NIL

345,996

5)

Segmented Information

a)

The Company’s reportable operating segments are as follows:

	2003
	Revenue	Depreciation and Depletion	Income Tax Expense (Recovery)	Net Profit (Loss)	Total Assets
Resource Operations**	$3,452	$86	$269	$1,552	$21,488
Loans and investments	861	-	-	1,576	63,986
Other	-	-	-	(2,204)	7,369
	$4,313	$86	$ 269	$ 924	$ 92,843
	2002
	Revenue	Depreciation and Depletion	Income Tax Expense (Recovery)	Net Profit (Loss)	Total Assets*
Resource Operations**	$ 12,595	$ 636	$ 4	$ 7,009	$ 29,170
Loans and Investments	315	-	-	315	18,791
Other	-	-	8	(1,197)	2,383
	$ 12,910	$ 636	$ 12	$ 6,127	$ 50,344

•

*As at December 31, 2002

•

**Includes Quest’s 75% share of the Castle Mountain Mine.  Total assets include the restricted and appropriated cash related to the mining operations

6)

Supplemental Cash Flow Information

Six Months Ended

Six Months Ended

June 30, 2003

June 30, 2002

Non-cash financing and investing activities:

Issue of shares pursuant to the Arrangement

38,472

-

Reduction of stated capital against deficit

187,045

-

Distribution to Shareholders

5,272

-

Marketable securities received as bridge loans fees

410

-

Equity investments received as consideration of

resource assets

500

-

7)

Subsequent Events

a)

In August 2003 as part of the Arrangement, the Company redeemed 245,782 Class A shares for $1.10 per share and cancelled 25,557 Class A shares.

b)

In August 2003, the Company sold its investment in SpectrumGold Inc for proceeds of $1,713,319

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

(the Registrant)

Date:	August 29, 2003	By:	“Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.